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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO.   14  )*
                                           -----


                           THE WESTWOOD GROUP, INC.
         -------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.01 par value
              ---------------------------------------------------
                        (Title of Class of Securities)

                                  961754 10 8
                   -----------------------------------------
                                 (CUSIP Number)

                            Francis J. Feeney, Jr.
                          Hutchins, Wheeler & Dittmar
              101 Federal Street, Boston, MA 02110 (617-951-6906)
              ---------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               October 24, 1995
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  ---------------------
 CUSIP NO. 961754 10 8               13D                   PAGE 2 OF 7 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Charles F. Sarkis

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
           PF, 00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
           USA

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                 879,616

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                               - 0 -
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                  879,616

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                               - 0 -

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
           879,616

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
           71.9%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
           IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

     This Statement further amends and supplements the Statement on Schedule 13D, as previously amended, filed by Charles F. Sarkis with respect to the Common Stock, par value $.01 per share of The Westwood Group, Inc., a Delaware corporation (the "Issuer").

ITEM 1.  Security and Issuer:
         -------------------

     Item 1 is hereby amended by striking out the present language thereof and inserting in lieu thereof the following new language:

     This statement relates to shares of common stock, $.01 par value per share ("Common Stock"), of the Issuer. The Issuer's principal executive offices are located at 190 Veterans of Foreign Wars Parkway, Revere, Massachusetts 02151.

ITEM 2.  Identity and Background:
         -----------------------

     Item 2 is hereby amended by striking out the present language thereof and inserting in lieu thereof the following new language:

     This statement is filed on behalf of Charles F. Sarkis. Mr. Sarkis is Chairman of the Issuer and also Chairman, President and Chief Executive Officer of Back Bay Restaurant Group, Inc., a restaurant holding company with a business address of 284 Newbury Street, Boston, Massachusetts 02115.

     Mr. Sarkis has not been convicted in a criminal proceeding during the past five years (excluding traffic violations and similar misdemeanors), nor has Mr. Sarkis been party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the past five years as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mr. Sarkis is a citizen of the United States.

ITEM 3.  Source and Amount of Funds or Other Consideration:
         -------------------------------------------------

     Item 3 is hereby amended by striking out the present language thereof and inserting in lieu thereof the following new language:

     On October 9, 1992, the Board of Directors of the Issuer authorized the grant of an option to Mr. Sarkis to purchase 75,000 shares of Common Stock of the Issuer at an exercise price of $3.00 per share, and Mr. Sarkis entered into a Non-Qualified Stock Option Agreement with the Issuer effective as of October 24, 1995 in respect of such option. As of the date hereof, such option is fully exercisable. It is presently anticipated that the source of funds that would be used to purchase shares of Common Stock in the event Mr. Sarkis exercises all or part of such option would be his personal funds.

ITEM 4.  Purpose of Transaction:
         ----------------------

     Item 4 is hereby amended by striking out the present language thereof and inserting in lieu thereof the following new language:

     The Board of Directors of the Issuer grants options to individual Directors for the purpose of providing its Directors with a proprietary interest in the Issuer, thereby giving them additional incentives and helping to assure continued service.

     Mr. Sarkis does not presently have any plans or proposals which would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

ITEM 5.  Interest in Securities of the Issuer:
         ------------------------------------

     Item 5 is hereby amended by striking out the present language thereof and inserting in lieu thereof the following new language:

     (a) On April 1, 1991, 4,367 shares of Class B Common Stock held of record by Mr. Sarkis as custodian for Patrick J. Sarkis under the Massachusetts Uniform Transfers to Minors Act ("MUTMA") were transferred to be held of record by Patrick J. Sarkis individually.

     On April 1, 1991, 6,509 shares of Class B Common Stock held of record by Mr. Sarkis as custodian for Amy L. Sarkis under MUTMA were transferred to be held of record by Amy L. Sarkis individually.

     Mr. Sarkis disclaims beneficial ownership of the 16,109 shares of Class B Common Stock which are held of record by him as custodian for Sarah J. Sarkis under MUTMA, as Sarah J. Sarkis is no longer a minor.

     Mr. Sarkis no longer beneficially owns 60,000 shares of Common Stock which were subject to options granted pursuant to the Company's 1982 Non-Qualified Stock Option Plan or 1984 Incentive Stock Option Plan, as those options expired unexercised on December 31, 1990.

     On December 21, 1990, Mr. Sarkis transferred 2,142 shares of Class B Common Stock to each of his six children, Charles F. Sarkis, Jr., Nancy Sarkis Corcoran, A. Paul Sarkis, Patrick J. Sarkis, Amy L. Sarkis, and Sarah J. Sarkis (totaling 12,852 shares).

     On December 30, 1991, Mr. Sarkis transferred 3,000 shares of Class B Common Stock to each of his six children, Charles F. Sarkis, Jr., Nancy Sarkis Corcoran, A. Paul Sarkis, Patrick J. Sarkis, Amy L. Sarkis, and Sarah J. Sarkis (totaling 18,000 shares).

     On January 10, 1992, Mr. Sarkis transferred 3,000 shares of Class B Common Stock to each of his six children, Charles F. Sarkis, Jr., Nancy Sarkis Corcoran, A. Paul Sarkis, Patrick J. Sarkis, Amy L. Sarkis, and Sarah J. Sarkis (totaling 18,000 shares).

     On March 12, 1992, as sole director and stockholder of Boraschi Cafe, Inc., Mr. Sarkis transferred 20,723 shares of Class B Common Stock held of record by that entity to be held of record by Mr. Sarkis individually.

     On October 13, 1992, Mr. Sarkis transferred 3,600 shares of Class B Common Stock to each of his six children, Charles F. Sarkis, Jr., Nancy Sarkis Corcoran, A. Paul Sarkis, Patrick J. Sarkis, Amy L. Sarkis, and Sarah J. Sarkis (totaling 21,600 shares).

     As a result of the foregoing transfers, Mr. Sarkis beneficially owns 797,404 shares of Class B Common Stock held of record by him. In addition, Mr. Sarkis has the right to acquire 75,000 shares of Common Stock upon the exercise of options as described in Item 3. As the sole director and stockholder of Sarkis Management Corporation, Mr. Sarkis also beneficially owns 7,212 shares of Class B Common Stock which are held of record by that entity. Because the Class B Common Stock is at all times convertible into Common Stock (on a one-for-one basis), as a result of his beneficial ownership of the shares of Class B Common Stock described above, Mr. Sarkis beneficially owns an aggregate of 879,616 shares of Common Stock, constituting approximately 71.9% of the shares of Common Stock outstanding (based on the number of shares outstanding as contained in the most recently available filing with the Commission by the Issuer and including the 75,000 shares of Common Stock issuable upon exercise of such options pursuant to Rule 13d-3(d)(1) promulgated under the Securities Exchange Act of 1934, as amended).

     (b) Mr. Sarkis has sole power to vote or direct the voting and dispose or direct the disposition of all of the shares described in Item 5(a).

     (c) Mr. Sarkis entered into a Non-Qualified Stock Option Agreement with the Issuer effective as of October 24, 1995 as described in Item 3 above.

     (d) No person other than those disclosed in this Item is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares described in Item 5(a).

     (e)  Not Applicable.

ITEM 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer:
         ---------------------------

     Item 6 is hereby amended by striking out the present language thereof and inserting in lieu thereof the following new language:

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Sarkis and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profit, division of profits or loss, or the giving or withholding of proxies, nor are any of the securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.  Material to Be Filed as Exhibits:
         --------------------------------

     Item 7 is hereby amended by striking out the present language thereof and inserting in lieu thereof the following new language:

     Not Applicable.

Signature
---------

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 22, 1995                       /s/  Charles F. Sarkis
-----------------------------------     -------------------------------------
Date                                    Signature

                                        Charles F. Sarkis
                                        -------------------------------------
                                        Name